Date: February 11, 2014	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: SILVER STANDARD RESOURCES INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	March 14, 2014
Record Date for Voting (if applicable) :	March 14, 2014
Beneficial Ownership Determination Date :	March 14, 2014
Meeting Date :	May 9, 2014
Meeting Location (if available) :	Terminal City Club
837 W Hastings St.
Vancouver, British Columbia V6C 1B8
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery of OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	82823L106	CA82823L1067

Sincerely,

Computershare
Agent for SILVER STANDARD RESOURCES INC.